**OMAC BEVERAGE SECURITIES, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934**
**AS OF DECEMBER 31, 2015**

| | |
|---|---|
| NET CAPITAL: | |
| Total Members' equity | $ 22,644 |
| Less: | |
| Prepaid expenses and other assets | 5,478 |
| | 5,478 |
| Net capital before haircuts | 17,166 |
| Less haircuts | - |
| Net capital | 17,166 |
| Minimum net capital required | 5,000 |
| Excess net capital | $ 12,166 |
| Aggregate indebtedness | $ 8,920 |
| Net capital requirement based on aggregate indebtedness | $ 595 |
| Ratio of aggregate indebtedness to net capital | 51.96% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015 AS AMENDED ON FEBRUARY 4, 2016.

There is no significant difference between net capital as reported in amended Form X-17A-5 and net capital as computed above.